Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 16, 2014

Relating to Preliminary Prospectus dated April 4, 2014

Registration No. 333-193438

SABRE CORPORATION

Free Writing Prospectus

This free writing prospectus relates to Sabre Corporation (“Sabre” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated April 4, 2014 (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (Registration No. 333-193438) (the “Registration Statement”) relating to the offering of the shares of common stock of Sabre.

The Company has filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-866-471-2526, facsimile: 1-212-902-9316 or by e-mail at prospectus-ny@ny.email.gs.com, or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com, or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by calling 1-800-503-4611 or by email at prospectus.cpdg@db.com.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1597033/000119312514131075/d652688ds1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Sabre Corporation

Initial Public Offering of

39,200,000 shares of Common Stock, par value $0.01 per share

(the “Offering”)

Issuer:	Sabre Corporation, a Delaware corporation.

Ticker/Exchange for common stock:	SABR/The NASDAQ Global Select Market.

Title of securities:	Common Stock, par value $0.01 per share.

Shares offered by the issuer:	39,200,000 shares.

Underwriters’ option to purchase additional shares from the issuer:	5,880,000 shares.

Common stock to be issued in the preferred stock Redemption:	40,343,529 shares.

Common stock to be outstanding after the Offering:	258,674,814 shares (assuming no exercise of the underwriter’s option to purchase additional shares).

Initial public offering price:	$16.00 per share. Underwriting discount per share: $0.84 per share.

Gross proceeds to the issuer before underwriting discount and expenses:	$627 million or $721 million if the underwriters’ option to purchase additional shares is exercised in full.

Net proceeds to the issuer after underwriting discount and expenses:	$588 million or $677 million if the underwriters’ option to purchase additional shares is exercised in full.

Use of proceeds:	We intend to use the net proceeds from this offering to repay an aggregate of $206 million of our outstanding indebtedness under the Term C Facility portion of our senior secured credit facilities. The Term C Facility matures in December 2017 and bears interest at a rate of LIBOR (subject to a 1.00% floor) plus 3.00%. We also intend to redeem $320 million aggregate principal amount of our 8.5% senior secured notes due May 2019 at a redemption price of 108.5% of the principal amount of the 2019 Notes redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. We also intend to use the remaining net proceeds from this offering to pay a $21 million fee, in the aggregate, to TPG and Silver Lake pursuant to the MSA, which will thereafter be terminated. Prior to the closing of this offering, we will exercise our right to redeem all outstanding shares of our Series A Preferred Stock. The redemption price will be paid in shares of our common stock concurrently with the closing of this offering. We will deliver 40,343,529 shares of our common stock in payment of the redemption price on our outstanding shares of Series A Preferred Stock. If the underwriters exercise their option to acquire additional shares of common stock, we intend to use any net proceeds we receive to repay additional outstanding indebtedness under the Term C Facility.

Pricing date:	April 16, 2014. Closing date: April 23, 2014.

Underwriters:	Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Evercore Group L.L.C., Jefferies LLC, TPG Capital BD, LLC, Cowen and Company, LP, Sanford C. Bernstein & Co., LLC, William Blair & Company, L.L.C., Mizuho Securities USA Inc., Natixis Securities Americas LLC and The Williams Capital Group, L.P.

CUSIP:	78573M 104